NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02 MAY 29 AM 11:47

April 17, 2002

02034457

SUPPL

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Alison Robinson, of Novawest Resources Inc., dated April 17, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL P

CC. Securities and Exchange Commission, USA

dlw 5/31

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE Ni-Cu-PGM PROJECT ADDITIONAL STAKING/ACQUISITION COMPLETED

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 17, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that the Company has now arranged and completed the acquisition of a 100% interest in an additional 658 claim units in the immediate vicinity of its Nickel Royale Assemblage situated in the Hemlo-Schrieber Camp west of Thunder Bay, Ontario, increasing its total holdings in the area from 152 claim units to 810 claim units (32,400 acres).

Of the additional claim units added, the Company staked 627 units and 31 units were acquired by way of two purchase agreements. Under the terms of the two purchase agreements the Company will issue the vendors collectively a one-time payment total of $18,000 cash and 60,000 commons shares of the company. There is no NSR applicable on any of the new 658 claim units.

The extensive expansion of the property holdings was due to results from the recent surface sampling program carried out by the Company and the recent increases in nickel prices. Assays up to 6.23% Ni, 2.48% Cu, 0.34% Co, with PGMs, were reported in NovaWest's press release of January 2, 2002. Ontario Department of Mines results from two grab samples yielded 4.32% Ni - 1.07% Cu and 4.88% Ni - 0.10% Cu. Apparently, no work has been done to test the economic potential of these footwall anomalies. NovaWest presently views these footwall-hosted anomalies extending from the metal-rich sulphide embayment as expressions of footwall hosted sulphides; similar to the Cu-PGM rich sulphide deposits occurring in the immediate footwall to the massive sulphides localized within the basal embayments of the Sudbury Igneous Complex (SIC).

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (being investigated by Kennecott), and Sudbury. Readers are referred to the Company's January 2, 2002 and April 4, 2002 press releases on the Company's website at www.novawest.com for more details on the project

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE Ni-Cu-PGM PROJECT ADDITIONAL STAKING/ACQUISITION COMPLETED

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 17, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that the Company has now arranged and completed the acquisition of a 100% interest in an additional 658 claim units in the immediate vicinity of its Nickel Royale Assemblage situated in the Hemlo-Schrieber Camp west of Thunder Bay, Ontario, increasing its total holdings in the area from 152 claim units to 810 claim units (32,400 acres).

Of the additional claim units added, the Company staked 627 units and 31 units were acquired by way of two purchase agreements. Under the terms of the two purchase agreements the Company will issue the vendors collectively a one-time payment total of $18,000 cash and 60,000 commons shares of the company. There is no NSR applicable on any of the new 658 claim units.

The extensive expansion of the property holdings was due to results from the recent surface sampling program carried out by the Company and the recent increases in nickel prices. Assays up to 6.23% Ni, 2.48% Cu, 0.34% Co, with PGMs, were reported in NovaWest's press release of January 2, 2002. Ontario Department of Mines results from two grab samples yielded 4.32% Ni - 1.07% Cu and 4.88% Ni - 0.10% Cu. Apparently, no work has been done to test the economic potential of these footwall anomalies. NovaWest presently views these footwall-hosted anomalies extending from the metal-rich sulphide embayment as expressions of footwall hosted sulphides; similar to the Cu-PGM rich sulphide deposits occurring in the immediate footwall to the massive sulphides localized within the basal embayments of the Sudbury Igneous Complex (SIC).

The Nickel Royale Property has excellent potential to host magmatic deposits of polymetallic sulphides formed during the emplacement of a much larger, younger-aged (Proterozoic), dominantly mafic igneous complex. Emplacement of said complex may have occurred in association with the development of the more extensive, rift-related, structures related to the mid-continental rifting. In overview, the Nickel Royale complex may have age and/or compositional similarities to the Duluth Complex, Marathon Complex (being evaluated by Geomacque), Bitterroot (being investigated by Kennecott), and Sudbury. Readers are referred to the Company's January 2, 2002 and April 4, 2002 press releases on the Company's website at www.novawest.com for more details on the project

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman